**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON D.C. 20549**

**FORM 8-K**

**CURRENT REPORT PURSUANT**
**TO SECTION 13 OR 15(D) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): May 5, 2016



**DOLLAR TREE, INC.**
(Exact name of registrant as specified in its charter)

| | | |
|---|---|---|
| VIRGINIA | 0-25464 | 26-2018846 |
| (State or other jurisdiction | (Commission | (I.R.S. Employer |
| of incorporation) | File Number) | Identification No.) |

| | |
|---|---|
| 500 Volvo Parkway | |
| Chesapeake, VA 23320 | 23320 |
| (Address of principal executive offices) | (Zip Code) |

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

    Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02.** **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

On May 5, 2016, the Board of Directors of Dollar Tree, Inc. (the "Company") appointed Gregory M. Bridgeford to the Board of Directors, effective immediately.

Mr. Bridgeford, age 61, served as the Chief Customer Officer of Lowe's Companies, Inc. from 2012 to 2014 until his retirement. His employment with Lowe's began in 1982 where he held various senior level positions, including Executive Vice President of Business Development (2004-2012), Senior Vice President of Business Development (1999-2004), Senior Vice President of Marketing (1998-1999), Senior Vice President and General Merchandising Manager (1994-1998), Vice President of Merchandising (1989-1994), Vice President of Corporate Development (1986 - 1989), and Director of Corporate Development (1982-1986).

The Board of Directors anticipates naming Mr. Bridgeford to serve on one or more committees of the Board of Directors, but at the time of this Form 8-K, the Board of Directors has not determined the committee(s) to which he will be named. The Company will file an amendment to this Form 8-K naming those committees once they are determined.

Mr. Bridgeford's compensation will be consistent with the compensation policies applicable to the Company's other non-employee directors as disclosed in the Company's Proxy Statement for its 2016 Annual Meeting of Shareholders.

**Item 7.01.** **Regulation FD Disclosure.**

On May 9, 2016, the Company issued a press release announcing Mr. Bridgeford's appointment. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

**Item 9.01.** **Financial Statements and Exhibits.**

(d)   Exhibits.

99.1  Press Release dated May 9, 2016 issued by Dollar Tree, Inc.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 9, 2016    By: /s/ Kevin S. Wampler

              Kevin S. Wampler
              Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated May 9, 2016 issued by Dollar Tree, Inc.



## Dollar Tree Appoints Gregory M. Bridgeford to Its Board of Directors

CHESAPEAKE, Va. - May 9, 2016 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, announced today that Gregory M. Bridgeford has been appointed as a new independent director to the Company's board.

Mr. Bridgeford, age 61, is a seasoned retail executive, recently retiring in 2014 after a successful 32-year career with Lowe's Companies, Inc. At Lowe's, Bridgeford was promoted to chief customer officer in 2012, after serving as executive vice president of business development since 2004. Bridgeford joined Lowe's in 1982 and served in leadership roles of increasing responsibility, including vice president of corporate development, senior vice president of merchandising, senior vice president of marketing, and executive vice president of business development where he oversaw corporate research, strategic planning, business process improvement, international development, and real estate, engineering and construction.

Macon Brock, Chairman of the Board stated, "We are delighted to welcome Greg to our board of directors. Greg is a proven retail leader with a long track record of success. At Dollar Tree, our focus has always been on the customer. We are confident that Greg's demonstrated success in merchandising, marketing and strategic planning roles will be valuable assets to our board as we continue to grow both our Dollar Tree and Family Dollar businesses."

Mr. Bridgeford commented, "I am pleased to have the opportunity to join the Dollar Tree board. I have long-admired the Company's disciplined approach to managing and growing its business while maintaining a fixed price-point at $1.00 per item. The recent acquisition of Family Dollar diversifies its business model and supports the Company's efforts to serve more customers in more markets. I look forward to contributing to the Dollar Tree board in its continuing efforts to be the leader in the value retail sector."

### About Dollar Tree, Inc.

Dollar Tree, a Fortune 500 Company, now operates more than 13,800 stores across 48 states and five Canadian provinces. Stores operate under the brands of Dollar Tree, Dollar Tree Canada, Deals and Family Dollar. To learn more about the Company, visit www.DollarTree.com.

CONTACT:    Dollar Tree, Inc.
Randy Guiler, 757-321-5284
Vice President, Investor Relations
www.DollarTree.com